Exhibit 99.1

TRANSCRIPT OF VIDEO TO JETPAY EMPLOYEES FROM NCR

Hi my name is Mike Hayford, President and CEO of NCR Corporation.

Today you saw that NCR and JetPay are combining forces. I don’t know if you noticed yet, but NCR, in terms of background and history, we’re a 134-year old company and, quite frankly, we invented commerce, we invented transactions with our cash registers over 100 years ago. Today, we process in our Retail business over 21 million payment transactions. We actually initiate them with our point-of-sale solutions. But, to date we have not actually completed the payment transaction on the back end. We pass that off to another third party, another merchant acquirer, one of your competitors today.

We’re going to process those transactions, with your help, ourselves. We’re going to integrate tightly the payment processing that you do, along with our integrated solutions for our front-end point-of-sale for retailers, for convenience stores and for restaurants. And with your help, we will become a leader in payment processing transactions. I welcome you to the NCR family. Paul Langenbahn, who runs our Commerce division, will be stopping by later today along with Diane and they will explain a little more about who we are, our strategy, what we are doing. And I want to welcome everybody to the NCR family and I look forward to meeting you each in person.

Thank you!

NOTICE PROVIDED TO JETPAY EMPLOYEES

The tender offer for the outstanding common and preferred stock of JetPay has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of JetPay.

The solicitation and offer to buy common stock and preferred stock of JetPay will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, NCR’s acquisition subsidiary, Orwell Acquisition Corporation, will file a tender offer statement on Schedule TO with the SEC, and JetPay will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.

Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that JetPay files with the SEC at the SEC’s website at www.sec.gov, or free of charge from JetPay at www.jetpay.com.